EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(In thousands, except earnings per share data)




Basic and Diluted
Earnings per Share:

                                   Three Months ended   Nine Months ended
                                      September 30,       September 30,
                                    1998        1997      1998     1997


Net Income (Loss)                   $296        $25       $334    $(161)

Basic Earnings per
Common Share                        $.02       $.00       $.02    ($.01)

Diluted Earnings
per Common Share                    $.01       $.00       $.02      N/A

Weighted average common
    shares outstanding            18,691     12,604     16,810   12,603

Weighted average common
     shares outstanding
     assuming dilution            20,213     13,201     17,727     N/A